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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)


                              Landair Corporation
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                                 (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    514757103
              -----------------------------------------------------
                                 (CUSIP Number)


                               Richard H. Roberts
                                430 Airport Road
                          Greeneville, Tennessee 37745
                                 (423) 636-7012
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 14, 1999
              -----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 514757103                  13D                Page 2 of 8 Pages
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      1    NAME OF REPORTING PERSON
           I.R.S IDENTIFICATION NO. OF ABOVE PERSON

           Richard H. Roberts
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      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)    [ ]
                                                                (b)    [ ]
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      3    SEC USE ONLY

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      4    SOURCE OF FUNDS

           00
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      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

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      6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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      NUMBER OF           7       SOLE VOTING POWER
                                  316,317 shares of Common Stock
       SHARES       ------------------------------------------------------------

    BENEFICIALLY          8       SHARED VOTING POWER
                                  0 shares of Common Stock
      OWNED BY      ------------------------------------------------------------

        EACH              9       SOLE DISPOSITIVE POWER
                                  316,317 shares of Common Stock

      REPORTING     ------------------------------------------------------------

       PERSON             10      SHARED DISPOSITIVE POWER
                                  0 shares of Common Stock
        WITH
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           316,317 shares of Common Stock, consisting of 316,317 shares of Common Stock held directly.
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                              [ ]

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     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           5.2% Common Stock
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     14    TYPE OF REPORTING PERSON

           IN
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         ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Landair Corporation, a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 430 Airport Road, Greeneville, Tennessee 37745.

         ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Richard H. Roberts

         (b) 430 Airport Road, Greeneville, Tennessee 37745.

         (c) Director, Senior Vice President, General Counsel and Secretary, Landair Corporation, 430 Airport Road, Greeneville, Tennessee 37745. Landair Corporation is a high-service level truckload carrier that transports a wide range of commodities in both intrastate and interstate commerce.

         (d) During the last five years, Mr. Roberts has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Roberts has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Roberts is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 14, 1999, Mr. Roberts purchased 300,000 shares of common stock of the Issuer in a negotiated transaction at a price of $3.50 per share, for a total consideration of $1,050,000. The source of funds was a five year full recourse promissory note (the "Note") given to Scott M. Niswonger, as holder, by Richard H. Roberts, as maker. The Note bears interest at the minimum applicable federal rate and becomes due and payable on the fifth anniversary of the date of the Note. The Note is secured by a Pledge and Security Agreement between Richard H. Roberts, as pledgor, and Scott M. Niswonger, as Lender. Under the Pledge and Security Agreement, the 300,000 shares of common stock is used as collateral.



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ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Roberts holds shares of Common Stock described herein for investment purposes. In the ordinary course of business, Mr. Roberts from time to time reviews the performance of his investments and considers possible strategies for enhancing value. As part of the review of investments in the Common Stock, Mr. Roberts may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. There is no assurance that Mr. Roberts will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which Mr. Roberts may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

         Except as set forth above, Mr. Roberts has no plans nor proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

               (a) Mr. Roberts beneficially owns 5.2% of the Common Stock of the Issuer (5.2% with sole dispositive power), or 316,317 shares of Common Stock, consisting of 316,317 shares of Common Stock held directly.

               (b) Mr. Roberts beneficially owns the following number of shares of Common Stock with:

               Sole Voting Power: 316,317 shares of Common Stock

               Shared Voting Power: 0 shares of Common Stock

               Sole Dispositive Power: 316,317 shares of Common Stock

               Shared Dispositive Power: 0 shares of Common Stock




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                (c)      N/A

                (d)      N/A

                (e)      N/A

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1    Secured Promissory Note dated August 24, 1999 by Richard
                      H. Roberts.

         Exhibit 2 Pledge and Security Agreement dated August 24, 1999 by and between Richard H. Roberts and Scott M. Niswonger.




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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.





                                             /s/ Richard H. Roberts
                                            ------------------------------------
                                             Richard H. Roberts


Date: August 24, 1999
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